UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 8) 1

Forward Industries, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

349862300
(CUSIP Number)

Frank LaGrange Johnson,
570 Lexington Avenue, 27th Floor
New York, New York 10022
(212) 993-7057
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See § 240.13d-7 for other parties to whom copies are to be sent.

1               The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON LAGRANGE CAPITAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 782,639
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 782,639
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 782,639
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON LAGRANGE CAPITAL MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 782,639
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 782,639
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 782,639
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON LAGRANGE CAPITAL PARTNERS OFFSHORE FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 150,631
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 150,631
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON LAGRANGE SPECIAL SITUATIONS YIELD MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 101,311
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 101,311
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,311
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON LAGRANGE CAPITAL ADMINISTRATION, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 251,942
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 251,942
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 251,942
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON FRANK LAGRANGE JOHNSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,034,581
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,034,581
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,034,581
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 349862300

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”).  This Amendment No. 8 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund were purchased with working capital in open market purchases, except as otherwise noted herein.  The aggregate purchase price of the 1,034,581 Shares beneficially owned in the aggregate by Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund is approximately $2,700,507, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 8, 2011, the Sellers (as defined in the Purchase Agreement, as hereinafter defined) and Terence Bernard Wise (the “Purchaser”) entered into a Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which the Sellers sold an aggregate of 1,076,808 Shares for an aggregate purchase price of $2,040,012.76.  In addition, the Sellers granted the Purchaser an option to purchase an additional 506,733 Shares at $1.80 per Share (the “Option”) on June 8, 2013.  The Seller has a reciprocal right to put such Shares to the Purchaser on the same terms at any time during the term of the Option.

The Option terminates at the earliest of (i) the closing of the exercise of the call option or the put option, (ii) the effective date of a Corporate Transaction, as defined in the Option, (iii) June 8, 2013 or (iv) the date that the Purchaser and the Sellers voluntarily terminate the Option by a writing signed by each thereof.  In addition, if during the term of the Option the Company shall consider a Corporate Transaction and Sellers notify the Purchaser of the Sellers’ intention to vote any shares of the Company’s capital stock in favor of such proposed Corporate Transaction, the Purchaser has agreed to vote the Shares and any other shares of the Company’s capital stock now owned or hereafter acquired by Purchaser in favor of such proposed Corporate Transaction.  If any shares of capital stock of the Company are acquired by any affiliate of the Purchaser, Purchaser shall cause such affiliate(s) to vote such shares in accordance with the terms of the Option.

In connection with the above-referenced transfer of Shares, in the event any of the individuals appointed to the Issuer’s Board of Directors (the “Board”) pursuant to that certain Settlement Agreement dated August 10, 2010, by and among the Reporting Persons and the Issuer, should step down from, or not stand for re-election to, the Board, the LaGrange Group (as defined in the Settlement Agreement) has agreed to nominate to the Nominating and Governance Committee of the Board an individual selected by the Purchaser in order to fill any such vacancy.

The foregoing descriptions of the Purchase Agreement and the Option are qualified in its entirety by reference to the full text of the Purchase Agreement and the Option agreement which are attached as exhibits 99.1 and 99.2 hereto, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 8,087,886 Shares outstanding as of August 10, 2011, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2011.

As of the close of business on December 8, 2011, Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund beneficially owned 782,639 Shares, 150,631 Shares and 101,311 Shares, respectively, constituting approximately 9.7%, 1.9% and 1.3%, respectively, of the Shares outstanding.

Capital Management, as the general partner of Capital Partners, may be deemed to beneficially own the 782,639 Shares beneficially owned by Capital Partners, representing approximately 9.7% of the Shares outstanding.  Capital Management disclaims beneficial ownership of the Shares beneficially owned by Capital Partners, except to the extent of its pecuniary interest therein.

Capital Administration, as the investment manager of each of Capital Partners Offshore Fund and Special Situations Master Fund, may be deemed to beneficially own the 251,942 Shares beneficially owned in the aggregate by Capital Partners Offshore Fund and Special Situations Master Fund, representing approximately 3.1% of the Shares outstanding.  Capital Administration disclaims beneficial ownership of the Shares beneficially owned in the aggregate by Capital Partners Offshore Fund and Special Situations Master Fund, except to the extent of its pecuniary interest therein.

Frank LaGrange Johnson, as the sole member of Capital Management and the managing member of Capital Administration may be deemed to beneficially own the 1,034,581 Shares beneficially owned in the aggregate by Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund, representing approximately 12.8% of the Shares outstanding.  Mr. Johnson disclaims beneficial ownership of the Shares beneficially owned in the aggregate by Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund, except to the extent of his pecuniary interest therein.

Item 5(c) is hereby amended to add the following:

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer during the past 60 days by the Reporting Persons.  All of such transactions were effected pursuant to the Purchase Agreement, the terms of which are described in Item 4.

CUSIP NO. 349862300

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 8, 2011, the Reporting Persons entered into a Purchase Agreement with Terence Bernard Wise, the terms of which are described in Item 4.

On December 8, 2011, the Reporting Persons granted an option to purchase 506,733 Shares to Terence Bernard Wise, the terms of which are described in Item 4.  The Reporting Persons have a reciprocal right to put such Shares to the Purchaser on the same terms.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 has been amended to add the following exhibits:

99.1
Securities Purchase Agreement by and among LaGrange Capital Partners, L.P., LaGrange Capital Partners Offshore Fund, Ltd., LaGrange Special Situations Yield Master Fund, Ltd., LaGrange Capital Management, L.L.C., LaGrange Capital Administration, L.L.C., Frank LaGrange Johnson and Terence Bernard Wise, dated December 8, 2011.

99.2
Option Agreement by and among LaGrange Capital Partners, L.P., LaGrange Capital Partners Offshore Fund, Ltd., LaGrange Special Situations Yield Master Fund, Ltd. and Terence Bernard Wise, dated December 8, 2011.

CUSIP NO. 349862300

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 12, 2011	LaGrange Capital Partners, L.P.

	By:	LaGrange Capital Management, L.L.C. its General Partner

	By:	/S/ Frank LaGrange Johnson
Frank LaGrange Johnson, its sole Member

LaGrange Capital Management, L.L.C.

	By:	/S/ Frank LaGrange Johnson
Frank LaGrange Johnson, its sole Member

LaGrange Capital Partners Offshore Fund, Ltd.

	By:	LaGrange Capital Administration, L.L.C. its Investment Manager

	By:	/S/ Frank LaGrange Johnson
Frank LaGrange Johnson, its Managing Member

LaGrange Special Situations Yield Master Fund, Ltd.

	By:	LaGrange Capital Administration, L.L.C. its Investment Manager

	By:	/S/ Frank LaGrange Johnson
Frank LaGrange Johnson, its Managing Member

LaGrange Capital Administration, L.L.C.

	By:	/S/ Frank LaGrange Johnson
Frank LaGrange Johnson, its Managing Member

/S/ Frank LaGrange Johnson
FRANK LAGRANGE JOHNSON

CUSIP NO. 349862300

SCHEDULE A

Transactions in the Shares During the Past 60 Days

	Quantity		Date of
Class of Security	(Sold)	Price Per Share ($)	Sale

LAGRANGE CAPITAL PARTNERS, L.P.

Common Stock	(823,500)	1.8945	12/08/2011

LAGRANGE CAPITAL PARTNERS OFFSHORE FUND, LTD.

Common Stock	(189,500)	1.8945	12/08/2011

LAGRANGE SPECIAL SITUATIONS YIELD MASTER FUND, LTD.

Common Stock	(63,808)	1.8945	12/08/2011